SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16a
of the Securities Exchange Act of 1934

 22 October 2026
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 22 October 2026
           re: Board Change

22 October 2026

LLOYDS BANKING GROUP PLC:  BOARD CHANGES FOLLOWING NEW RING-FENCING GOVERNANCE ARRANGEMENTS

The latest Direction from the PRA dated 8 May 2026 in respect of ring-fencing governance for Lloyds Banking Group allows all board members of Lloyds Bank plc and Bank of Scotland plc (together, the ‘Ring-Fenced Banks’) also to be board members of Lloyds Banking Group plc (the ‘Group’). The Direction can be found here:

https://intact.my.salesforce.com/sfc/p/#b0000000K8yP/a/Sk0000044Vir/2DlcWtwesfOobD.awEFbV.ao

diojckWnBLUkmJ8DG90.

Following this change, the Group is pleased to announce that Nigel Hinshelwood (currently the Senior Independent Director of the Ring-Fenced Banks) will join the Group’s Board as an independent non-executive director and become a member of the Group’s Audit Committee, Board Risk Committee, Nomination and Governance Committee and Remuneration Committee, in all cases on 1 November 2026.

The Boards of the Group and the Ring-Fenced Banks currently operate an aligned board model and Nigel has attended meetings of the Group’s Board and its Audit Committee, Board Risk Committee, Nomination and Governance Committee and Remuneration Committee, in each case as an observer, since his appointment as Senior Independent Director of the Ring-Fenced Banks from 1 January 2019.

Two other directors of the Ring-Fenced Banks, Sarah Bentley and Brendan Gilligan, will step down as directors of the Ring-Fenced Banks on 28 February 2027 after over 8 years of service.

Sir Robin Budenberg, Chair, said: “Sarah and Brendan leave with our best wishes and gratitude. I would like to thank both of them for their long-standing service to Lloyds Banking Group as non-executive directors of the Ring-Fenced Banks and as observers of the Group Board. Their valued insight and sound counsel have been greatly appreciated in both roles, particularly in relation to the implementation of our ring-fenced governance arrangements. I am grateful to Nigel for agreeing to join the Group’s Board and look forward to his continued contribution.”

Further information is set out below. There is no other information regarding the appointment of Nigel Hinshelwood to be disclosed under UK Listing Rule 6.4.8R.

Biographical details

Nigel Hinshelwood was a partner at Ernst & Young, and also held various roles at HSBC, including Deputy CEO of HSBC Bank plc, Head of HSBC Insurance Holdings, Chief Operating Officer for EMEA and Global Head of Operations. He was formerly a Non-Executive Director of Lloyd’s of London, AXA XL UK, Nordea Bank Abp and Ikano Bank. Currently Nigel is Chair and Non-Executive Director of Marsh Limited, International Advisory Council Member of Adobe Systems Software Ireland Limited, Advisory Council Member of International Association of Credit Portfolio Managers, Member of the Google Cloud Advisory Board of Google Cloud EMEA and Senior Advisor to Capital.Com.

- END -

For further information:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Media Relations
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 7788 352 487

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 22 October 2026